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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   AMGEN INC.
                            (Name of Subject Company)

                              PHARMAINVEST, L.L.C.
                        PHARMACEUTICAL ROYALTIES, L.L.C.
                     PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                                    (Bidders)

       CONTRACTUAL CONTINGENT PAYMENT RIGHTS ARISING FROM THE PURCHASE OF
                                CLASS A INTERESTS
                        OF AMGEN CLINICAL PARTNERS, L.P.
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 ---------------

                          PABLO LEGORRETA, DAVE MADDEN
                              PHARMAINVEST, L.L.C.
                           70 E. 55th St., 23rd Floor
                               New York, NY 10022
                                 (800) 600-1450

                                 ---------------

                                   COPIES TO:
                             F. GEORGE DAVITT, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                       HIGH STREET TOWER  125 HIGH STREET
                                BOSTON, MA 02110
                      (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications
                              on Behalf of Bidder)

                                 ---------------

                            CALCULATION OF FILING FEE

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               Transaction Valuation*             Amount of Filing Fee
                    $38,400,000                        $7,680

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* Estimated for purposes of calculating the amount of the filing fee only.  The amount assumes the purchase of 160 contractual contingent payment rights arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P. (the "CCPRs") of the subject company at $240,000 per CCPR in cash.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

          Amount Previously Paid: None       Filing Party: Not Applicable
          Form or Registration No: Not       Date Filed: Not Applicable
          Applicable
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                                 SCHEDULE 14D-1

CUSIP NO. NONE

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    1  NAME OF REPORTING PERSONS
       PharmaInvest, L.L.C..
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       APPLIED FOR

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                      (b) / /
    3  SEC USE ONLY

    4  SOURCE OF FUNDS
       AF; WC

    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(e) OR 2(f)
       N/A                                                            / /

    6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

    7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       22.87

    8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES
       N/A                                                            / /

    9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
       2.72%

    10 TYPE OF REPORTING PERSON
       OO

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This Tender Offer Statement on Schedule 14D-1 is filed by PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), relating to the offer by Purchaser to purchase outstanding contractual contingent payment rights arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P. (the "CCPRs") at $240,000 per CCPR, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively (which collectively constitute the "Offer").

ITEM 1.  SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is Amgen Inc. The address of the subject company is 1840 DeHavilland Drive, Thousand Oaks, CA 91320-1789.

    (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND


                                        2

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    (a)-(d) and (g) This Statement is filed by the Purchaser and the Funds.
The information set forth on the cover page, under "Introduction" in Section 9 and in Schedule I of the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years, neither Purchaser, the Funds or, to the best knowledge of Purchaser or the Funds, any of the persons listed in
Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (a)-(e) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a)-(b) The information set forth under "Introduction" and in Sections 6, 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth under "Introduction" and in Sections 6, 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

    (a) The information set forth under "Introduction" and in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

    (b), (c), (d) and (e) The information set forth in Sections 7 and 15 of the Offer to Purchase is incorporated herein by reference.


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

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

    (a)(1) Offer to Purchase dated August 21, 1997.

    (a)(2) Letter of Transmittal and Instructions.

    (a)(3) Cover Letter from PharmaInvest, L.L.C.

    (b),(c) and (d) None.

    (e)    Not applicable.

    (f)    None.


                                        4

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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 1997                PHARMAINVEST, L.L.C.

                                      By:    /s/ Pablo Legorreta
                                         -------------------------------------
                                      Name:  Pablo Legorreta

                                      Title:  Managing Member of Pharmaceutical
                                              Partners, L.L.C., the Manager
                                            -----------------------------------


                                      PHARMACEUTICAL ROYALTIES, L.L.C.

                                      By:    /s/ Pablo Legorreta
                                         --------------------------------------
                                      Name:  Pablo Legorreta

                                      Title: Managing Member of Pharmaceutical
                                             Partners, L.L.C., the Manager
                                            -----------------------------------


                                      PHARMACEUTICAL ROYALTY
                                      INVESTMENTS LTD.

                                      By:    /s/ Pablo Legorreta
                                         --------------------------------------
                                      Name:  Pablo Legorreta

                                      Title: Managing Member of Pharmaceutical
                                             Partners, L.L.C., the Manager
                                            -----------------------------------


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                                  EXHIBIT INDEX


  EXHIBIT                          DESCRIPTION
  ------       -------------------------------------------------------
99.1 (a)(1)    Offer to Purchase dated August 21, 1997
99.2 (a)(2)    Letter of Transmittal
99.3 (a)(3)    Cover Letter from PharmaInvest, L.L.C.


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